Exhibit 99.1

ASX ANNOUNCEMENT

September 25th, 2012

BREVAGen™ Cleared for Sale into Florida

Melbourne, Australia; September 25th, 2012: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that BREVAGen™ has been cleared for sale into the State of Florida following the grant of a permit to the Company’s Australian-based laboratory by the Clinical Laboratory Unit of the Florida Agency for Healthcare Administration (“AHCA”).

This news follows the Company’s July 2012 market update announcing the clearance of BREVAGen™ for sale into the State of California.  Combined, Florida and California represent between 15% and 20% of breast cancer incidence in the United States (based on breast cancer incidence rates: ACS Breast Cancer Facts & Figures 2011-12, ACS Cancer Facts & Figures 2012).

A Regional Business Manager has already been trained and put into place in Florida by Genetic Technologies’ U.S. subsidiary, Phenogen Sciences Inc.  Having already pre-qualified several key accounts in the territory, the Company expects to immediately start securing BREVAGen™ sales in this key territory.

U.S. State Certification

In April 2011, Genetic Technologies successfully attained CLIA approval, allowing BREVAGen™ to be sold into 42 U.S. States (see ASX announcement dated April 27th, 2011).  Following the Company’s receipt of a certificate of compliance issued by the Centers for Medicare and Medicaid Services (see ASX announcement dated February 16th, 2012), the Company has submitted numerous applications for “Out of State Licensure,” which allow BREVAGen™ to now also be sold in Pennsylvania, Rhode Island, Nevada, Tennessee, Maryland, California and now Florida.

The Company has submitted an application along with supporting test documentation to the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”) to offer Out of State Clinical Lab services to New York State residents.  The New York State CLEP has confirmed lodgment of the Company’s application with the assignment of the Provider Facility Identifier (PFI # 8705), and the application is in review.  Once New York State approval is granted, the BREVAGen™ test will have been cleared for sale in all 50 U.S. States.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375.3340 Ext. 2022
Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.  For more information, please visit http://www.brevagen.com, or http://www.brevagen.com.au

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.